BofA Finance LLC

Fixed Income Auto-Callable Yield Notes

Fully and Unconditionally Guaranteed by Bank of America Corporation

Bank of America

Filed pursuant to Rule 433
Registration Statement No 333-234425

Terms of the Notes

Provided that the Notes have not been previously automatically called, the Fixed Income Auto-Callable Yield Notes Linked to the Least Performing of the Nasdaq-100® Index, the Russell 2000® Index and the S&P 500® Index (the "Notes") provide a monthly Fixed Coupon Payment of at least $8.9167 on each Fixed Payment Date. Beginning in February 2021, if the Observation Value of each Underlying is greater than or equal to its Starting Value on any quarterly Observation Date, the Notes will be automatically called, in whole but not in part, at 100% of the principal amount, together with a Fixed Coupon Payment. No further amounts will be payable following an Automatic Call. If the Notes are not automatically called, at maturity you will receive the Redemption Amount, calculated as described under "Redemption Amount Determination".

Issuer:	BofA Finance LLC ("BofA Finance")
Guarantor:	Bank of America Corporation ("BAC")
Term:	Approximately 9 months, unless previously automatically called.
Underlyings:	The Nasdaq-100® Index (the "NDX") (Bloomberg symbol: "NDX"), the Russell 2000® Index (the "RTY") (Bloomberg symbol: "RTY") and the S&P 500® Index (the "SPX") (Bloomberg symbol: "SPX")
Pricing and Issue Dates*:	October 30, 2020 and November 4, 2020, respectively
Observation Dates†*:	February 1, 2021, March 1, 2021, March 30, 2021, April 30, 2021, June 1, 2021, June 30, 2021 and July 30, 2021. Please see the Preliminary Pricing Supplement for further details.
Fixed Payment Dates*:	Please see the Preliminary Pricing Supplement for further details.
Threshold Value:	For each Underlying, 70% of its Starting Value.
Fixed Coupon Payment*:	Provided that the Notes have not been previously automatically called, we will pay a monthly Fixed Coupon Payment of at least $8.9167 per $1,000 in principal amount of Notes (equal to a rate of at least 0.89167% per month or at least 10.70% per annum) on the applicable Fixed Payment Date (including the Maturity Date). The actual Fixed Coupon Payment will be determined on the pricing date.
Automatic Call:	Beginning in February 2021, all (but not less than all) of the Notes will be automatically called if the Observation Value of each Underlying is greater than or equal to its Starting Value on any Observation Date (other than the final Observation Date). If the Notes are automatically called, the Early Redemption Amount will be paid on the Fixed Payment Date immediately following such Observation Date.
Early Redemption Amount:	For each $1,000 principal amount of Notes, $1,000 plus the Fixed Coupon Payment.
Initial Estimated Value Range:	$965-$995 per Note.
Underwriting Discount:*	$2.50 (0.25% of the public offering price) per $1,000 in principal amount of Notes.
CUSIP:	09709TY96
Preliminary Pricing Supplement:	https://www.sec.gov/Archives/edgar/data/70858/000089109220011406/e11423-424b2.htm

* Subject to change prior to the Pricing Date.
† Subject to adjustment. Please see the Preliminary Pricing Supplement for further details.

Redemption Amount Determination
(assuming the Notes have not been automatically called)

Is the Ending Value of the Least Performing Underlying Stock greater than or equal to its Threshold Value?

Yes

You will receive:
$1,000

No

You will receive per $1,000 Note:
$1,000 + ($1,000 x the Underlying Stock Return of the Least Performing Underlying)

In this case the Redemption Amount (excluding the Fixed Coupon Payment) will be less than 70% of the principal amount and could be zero

The Redemption Amount will also include the final Fixed Coupon Payment, regardless of the performance of the Least Performing Underlying.

Hypothetical Returns at Maturity

Underlying Return of the Least Performing Underlying	Redemption Amount per Note	Return on the Notes[1]
60.00%	$1,008.9167 [2]	0.89167%
50.00%	$1,008.9167	0.89167%
40.00%	$1,008.9167	0.89167%
30.00%	$1,008.9167	0.89167%
20.00%	$1,008.9167	0.89167%
10.00%	$1,008.9167	0.89167%
5.00%	$1,008.9167	0.89167%
2.00%	$1,008.9167	0.89167%
0.00%	$1,008.9167	0.89167%
-10.00%	$1,008.9167	0.89167%
-20.00%	$1,008.9167	0.89167%
-30.00%[3]	$1,008.9167	0.89167%
-30.01%	$708.8167	-29.11833%
-50.00%	$508.9167	-49.10833%
-100.00%	$8.9167	-99.10833%

(1) The "Return on the Notes" is calculated based on the Redemption Amount and final Fixed Coupon Payment, not including any Fixed Coupon Payments paid prior to maturity.
(2) This amount represents the sum of the principal amount and the final Fixed Coupon Payment.
(3) This is the Underlying Return which corresponds to the Threshold Value of the Least Performing Underlying.

BofA Finance LLC
Fixed Income Auto-Callable Yield Notes
Fully and Unconditionally Guaranteed by Bank of America Corporation
Risk Factors
? Your investment may result in a loss; there is no guaranteed return of principal.
? Your return on the Notes is limited to the return represented by the Fixed Coupon Payments over the term of the Notes.
? The Notes are subject to a potential Automatic Call, which would limit your ability to receive the
Fixed Coupon Payments over the full term of the Notes.
? Your return on the Notes may be less than the yield on a conventional debt security of comparable maturity.
? Any payment on the Notes is subject to the credit risk of BofA Finance and the Guarantor, and actual or perceived changes in BofA Finance or the Guarantor’s creditworthiness are expected to affect the value of the Notes.
? The public offering price you pay for the Notes will exceed their initial estimated value.
? We cannot assure you that a trading market for your Notes will ever develop or be maintained.
? The Early Redemption Amount will not reflect the levels of the Underlyings other than on the
Observation Dates.
? Because the Notes are linked to the least performing (and not the average performance) of the
Underlyings, you may not receive any return on the Notes and may lose a significant portion or all of your principal amount even if the Observation Value of one Underlying is always greater than or equal to its Threshold Value.
? The Notes are subject to risks associated with foreign securities markets.
? The Notes are subject to risks associated with small-size capitalization companies.
You may revoke your offer to purchase the Notes at any time prior to the time at which we accept such offer on the date the Notes are priced. We reserve the right to change the terms of, or reject any offer to purchase, the Notes prior to their issuance. In the event of any changes to the terms of the Notes, we will notify you and you will be asked to accept such changes in connection with your purchase. You may also choose to reject such changes in which case we may reject your offer to purchase.
Please see the Preliminary Pricing Supplement for complete product disclosure, including related risks and tax disclosure.
This fact sheet is a summary of the terms of the Notes and factors that you should consider before deciding to invest in the Notes. BofA Finance has filed a registration statement (including preliminary pricing supplement, product supplement, prospectus supplement and prospectus) with the Securities and Exchange Commission, or SEC, for the offering to which this fact sheet relates. Before you invest, you should read this fact sheet together with the Preliminary
Pricing Supplement dated October 15, 2020, Product Supplement EQUITY-1 dated January 3, 2020 and Prospectus Supplement and Prospectus dated December 31, 2019 to understand fully the terms of the Notes and other considerations that are important in making a decision about investing in the Notes. If the terms described in the applicable Preliminary Pricing Supplement are inconsistent with those described herein, the terms described in the applicable Preliminary
Pricing Supplement will control. You may get these documents without cost by visiting EDGAR on the SEC Web site at sec.gov or by clicking on the hyperlinks to each of the respective documents incorporated by reference in the Preliminary
Pricing Supplement. Alternatively, BofA Finance, any agent or any dealer participating in this offering will arrange to send you the Preliminary Pricing Supplement, Product Supplement EQUITY-1 and Prospectus Supplement and Prospectus if
you so request by calling toll-free at 1-800-294-1322.